Integrated finance company
LOPRO CORPORATION

RECEIVED
2007 JAN 23 A 7:42

[redacted]

07020471

File Number: 82-4664

November 17, 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ______________________
TOMOHARU YOSHIDA
DIRECTOR AND HEAD OF
FINANCE AND IR HEADQUARTERS

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

Dev 1/23

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Announcement Regarding Change in Temporary Accounting Auditor

2. Announcement of Issuance of Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

3. Announcement Regarding Cancellation of Issuance of Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

4. Announcement of Revisions to Forecast of Interim Business Results and Forecast of Year-end Dividends

5. Announcement of Revisions to Forecast of Business Results for the Fiscal Year Ending March 31, 2007

6. Semi-Annual Report Release for the Fiscal Year ended March 31, 2007

7. Brief Description of Japanese Language Documents

File Number: 82-4664

(Translation)

September 15, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance
and IR Headquarters
Tel.: (075) 321-6161

Announcement Regarding Change in Temporary Accounting Auditor

The Company hereby announces that, by a resolution of the Board of Statutory Auditors at its meeting held on September 15, 2006, the Company has additionally appointed Misuzu Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers) as a temporary accounting auditor, and Yamaguchi Audit Corporation, a temporary accounting auditor, has resigned, as described below:

1. Background to the change

The Board of Statutory Auditors, at its meeting held today, additionally appointed Misuzu Audit Corporation as a temporary auditor, taking into account Misuzu's appropriate and strict audit services to the Company in the past as well as its efforts towards business improvement reform and continuity of its audit services.

In addition, Yamaguchi Audit Corporation, which had taken office as a temporary accounting auditor since July 25, 2006, retired by resignation today, as it was deemed that a sufficient audit system was well organized by the assumption of Misuzu Audit Corporation as a temporary accounting auditor.

The Company has obtained assurance from Yamaguchi Audit Corporation that it will provide sufficient cooperation with respect to the handover of audit services to Misuzu Audit Corporation.

2. Name and address of the temporary accounting auditor taking office

Name: Misuzu Audit Corporation
(Corporate name changed from "ChuoAoyama Pricewaterhouse Coopers" effective September 1, 2006)
Address: Kasumigaseki Bldg., 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo, Japan

3. Name and address of the resigning temporary accounting auditor

Name: Yamaguchi Audit Corporation
Address: Yoyogi Kouenmae Bldg., 3, Yoyogidouri 2-chome, Shunan-shi, Yamaguchi, Japan

4. Effective date

September 15, 2006

(Translation)

October 3, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance and IR Headquarters
Tel.: (075) 321-6161

Announcement of Issuance of Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

At the meeting of the Board of Directors held on October 3, 2006, the Company resolved to issue its Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) by third-party allotment. The outline is as follows:

1. Name of the bonds — LOPRO CORPORATION Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs")

2. Certificates of Bonds with SARs	With respect to the Bonds with SARs, certificates of bonds with stock acquisition rights in bearer form (hereinafter referred to as the "Bond Certificates") shall be issued, and the Bond Certificates may not be requested to be exchanged for Bond Certificates in registered form.
3. Quantity of Bond Certificates	The quantity of the Bond Certificates shall be 7,000. Until a definitive certificate is issued, a global bond certificate representing the aggregate amount of the Bonds with SARs will be issued. Furthermore, replacement bond certificates (the bond certificates issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed Bond Certificates. Hereinafter the same) may be issued.
4. Offer price of the Bonds with SARs (Offer Price)	100 per cent. of the principal amount of the Bonds
5. Matters concerning the Bonds	
(1) Aggregate amount of the Bonds	The aggregate amount of ¥7,000,000,000 and the aggregate principal amount of the Bonds in respect of any replacement bond certificates.
(2) Denomination of each of the Bonds	The denomination of each of the Bonds shall be ¥1,000,000; provided, however, that in case of the global bond certificate set forth in 3 above, the denomination shall be the amount equal to the aggregate principal amount of the Bonds in respect of the Bonds with SARs represented by such global bond certificate.
(3) Issue price of the Bonds	100 per cent. of the principal amount of the Bonds

(4) Payment date and date of issuance of the Bonds	October 19, 2006 (London time. Hereinafter the same, unless otherwise stated)
(5) Redemption of the Bonds at maturity	The Bonds will be redeemed at 100 per cent. of their principal amount on October 19, 2008 (date of maturity).
(6) Early redemption of the Bonds	
(a) Early redemption at the option of the Company	(i) Optional early redemption: On and after October 20, 2006, the Company may, at any time, having given not less than 14 days' prior notice to the Bondholders (holders of the Bonds with SARs. Hereinafter the same), redeem all, but not some only, of the Bonds then outstanding at the price expressed as the following percentage to their principal amount together with the interest (including additional interest) accrued up to the relevant date for redemption.

From October 20, 2006 to April 19, 2007	103.0%
From April 20, 2007 to October 19, 2007	102.0%
From October 20, 2007 to April 19, 2008	101.0%
From April 20, 2008 to October 19, 2008	100.0%

(ii) Early redemption for tax reasons:

The Company may, having given not less than 30 nor more than 60 days' prior notice to the Bondholders, redeem all, but not some only, of the Bonds then outstanding at 100 per cent. of their principal amount together with the interest (including additional interest) accrued up to the relevant date for redemption, if the Company has or will become obliged to pay additional amounts as set forth in 7(1)

below as a result of any change in, or amendment to, the Japanese taxation system, etc. and such obligation to pay additional amounts cannot be avoided by the Company taking reasonable measures available to it; provided, however, that no such notice of early redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts.

(b) Early redemption at the option of the Bondholders

(i) Optional early redemption:
The Bondholder is entitled, having given not less than 30 nor more than 60 days' prior notice to the Agent set forth in (10) below or to the Company, to require the Company to redeem such Bond held by it on October 19, 2007 at 100 per cent. of their principal amount.

(ii) Early redemption pursuant to delisting of shares of common stock of the Company:
If the shares of common stock of the Company are delisted from the Osaka Securities Exchange Co., Ltd. (hereinafter referred to as the "Osaka Securities Exchange") at any time prior to the end of October 5, 2008, the Bondholder is entitled, having given not less than 30 nor more than 60 days' prior notice, to require the Company to redeem such Bond held by it at the greater of (a) 100 per cent. of its principal amount together with the interest accrued up to the relevant date for redemption and (b) the fair market value of the Bond immediately prior to the date of announcement of the delisting of the shares of common stock of the Company as determined by the Agent set forth in (10) below.

(iii) Early redemption in case of corporate reorganisation, etc. of the Company:

In the case of a Corporate Reorganisation, etc. (as defined below) of the Company, the Bondholder is entitled, having given not less than 30 nor more than 60 days' prior notice, to require the Company to redeem such Bond held by it at the greater of (a) 100 per cent. of its principal amount together with the interest accrued up to the relevant date for redemption and (b) the fair market value of the Bond immediately prior to the date of announcement of the relevant Corporate Reorganisation, etc. as determined by the Agent set forth in (10) below.

"Corporate Reorganisation, etc." collectively means (i) a merger event (an amalgamation (*shinsetsu gappei*) or a merger (*kyushu gappei*) in which the Company is not the continuing corporation. Hereinafter the same), (ii) a corporate split (a corporate split (*shinsetsu bunkatsu* or *kyushu bunkatsu*) in which the Company's obligations under the Bonds with SARs are to be transferred to the corporation which is the counterparty to such corporate split. Hereinafter the same), (iii) a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) resulting in the Company becoming a wholly-owned subsidiary of another corporation. Hereinafter the same), and (iv) an asset transfer (the sale or transfer of all or substantially all of the assets of the Company to another corporation, pursuant to the terms of which the Company's obligations under the Bonds with SARs are to be transferred to the corporation which is the counterparty to such sale or transfer), which have

	been approved at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company).
	(iv) Method of early redemption at the option of the Bondholders: To exercise the options set forth in (i) to (iii) above, the Bondholders shall be required to deposit at the Agent set forth in (10) below a notice of redemption in the prescribed form together with the Bond Certificates in their possession.
(7) Place of redemption	At any specified office of the Agent set forth in (10) below.
(8) Purchase and cancellation	The Company or the subsidiaries of the Company may at any time purchase the Bonds with SARs in the open market or otherwise and hold or resell such Bonds with SARs, or cancel the Bonds in respect of Bonds with SARs.
(9) Interest rate of the Bonds and method and date of payment of the interest	
(a) Interest rate of the Bonds	The interest rate shall be the sum of LIBOR for three month yen deposits which appears on the Telerate Page 3750, as at 11:00 a.m. (London time) on the second London business day prior to the commencement of each interest calculation period (the period beginning from (and including) the date of issue or the day seven London business days prior to the interest payment date up to (and excluding) the day seven London business days

prior to the subsequent interest payment date) and 2.50 per cent.

(b) Additional interest	Additional interest shall accrue on the principal amount of the Bonds on each Interest Adjustment Day (as defined below) in the period in which the SAR is exercisable as set forth in 6(7) below, at a rate of 2.50 per cent. per annum. "Interest Accrual Day" means (i) a trading day on which the closing price (regular way) of the shares of common stock of the Company on the Osaka Securities Exchange is less than the Floor Conversion Price (as defined below), (ii) a day which is not a trading day, and on the immediately preceding trading day (excluding any day on which no closing price exists) of which the closing price (regular way) of the shares of common stock of the Company on the Osaka Securities Exchange is less than the Floor Conversion Price or (iii) a trading day on which no closing price for the shares of common stock of the Company is reported or no closing bid and offered prices are furnished, and on the immediately preceding trading day (excluding any day on which no closing price exists) of which the closing price (regular way) of the shares of common stock of the Company on the Osaka Securities Exchange is less than the Floor Conversion Price.
(c) Method and date of payment of the interest	The interest payment dates shall be as follows; provided, however, that in case such date falls on a day which is not a business day in Tokyo and London, the interest payment date shall be postponed to the next business day in Tokyo and London. January 19, 2007

April 19, 2007
July 19, 2007
October 19, 2007
January 19, 2008
April 19, 2008
July 19, 2008
October 19, 2008

(10) Agent for the Bonds with SARs	Deutsche Bank AG London (Principal Paying Agent)
(11) Security or guarantee for the Bonds	The Bonds will be issued with no securities or guarantees.
(12) Compulsory redemption in the event of default, etc.	If there occurs any of the events of default or breach of the Agency Agreement or regulations of the Bonds, or any other events set forth in the terms and conditions of the Bonds with SARs and upon notice by the Bondholders to the Company that the Bonds are due and repayable pursuant to the terms and conditions of the Bonds with SARs, the Company shall immediately redeem all of the Bonds then outstanding at an amount equal to the sum of 100 per cent. of their principal amount plus the interest accrued to date, unless such events of default shall have been remedied prior to the receipt of such notice by the Company.

6. Matters concerning the SARs

(1) Aggregate number of SARs to be issued	The aggregate number of 7,000 and the number obtained by dividing the aggregate principal amount of the Bonds in respect of any replacement bond certificates by ¥1,000,000.
(2) Number of SARs to	The number of SARs to be attached to the Bonds shall be

be attached to the Bonds	one (1) per principal amount of the Bond of ¥1,000,000.
(3) Money to be paid in exchange for the SAR	No money shall be required to be paid in exchange for the SARs.
(4) Allotment date of the SARs	October 19, 2006
(5) Class and quantity of the shares to be acquired upon the exercise of the SAR	
(a) Class	Shares of common stock of the Company
(b) Quantity	The number of shares of common stock of the Company to be acquired by the Company upon the exercise of SARs will be determined by dividing the aggregate issue price of the Bonds relevant to the request for exercise by the Conversion Price set forth in (6) below; provided, however, that fractions less than one (1) share resulting from such exercise shall be rounded down and no adjustment will be made in cash in respect thereof.
(6) Description of the asset to be contributed upon exercise of the SAR and the amount thereof	

(a) Each of the Bonds shall be contributed upon exercise of each SAR, and the price of the relevant Bonds shall be equal to the issue price of the Bonds. Each of the Bonds shall be deemed to have become due as a result of the exercise of each SAR.

(b) The Conversion Price shall initially be ¥366.

(c) In case the amount equal to 92 per cent. of the average amount of the daily closing prices (regular way) of the shares of common stock of the Company on the Osaka Securities Exchange for the trading days (excluding any day on which no closing price exists) in the week in which the fourth Friday of each month (or the immediately preceding Tokyo business day, if such a day is not a Tokyo business day) (hereinafter referred to as the "Upwards Reset Date") following the issue of the Bonds with SARs falls (any fraction of less than one yen shall be rounded up) (hereinafter referred to as the "Upwards Reset Conversion Price") exceeds the Conversion Price in effect immediately prior to the Upwards Reset Date, the Conversion Price shall, on and after the Upwards Reset Date, be reset to the Upwards Reset Conversion Price; provided, however, that in case the Upwards Reset Conversion Price exceeds ¥549 (hereinafter referred to as the "Ceiling Conversion Price") as a result of such calculation, the Conversion Price after such reset upwards shall be the Ceiling Conversion Price.

In case the amount equal to the average amount of the daily closing prices (regular way) of the shares of common stock of the Company on the Osaka Securities Exchange for the trading days (excluding any day on which no closing price exists) in the week in which every Friday (or the immediately preceding Tokyo business day, if such a day is not a Tokyo business day) (hereinafter referred to as the "Downwards Reset Date") following the issue of the Bonds with SARs falls (any fraction of less than one yen shall be rounded up) (hereinafter referred to as the "Downwards Reset Conversion Price") falls below the Conversion Price in effect immediately prior to the Downwards Reset Date, the Conversion Price shall, on and after the Downwards Reset Date, be reset to the Downwards Reset Conversion Price; provided, however, that in case the Downwards Reset Conversion Price falls below ¥220 (hereinafter referred to as the "Floor Conversion Price") as a result of such calculation, the Conversion Price after such reset downwards shall be the Floor Conversion Price.

The Ceiling Conversion Price and the Floor Conversion Price shall be adjusted, applying the provision set forth in (d) below mutatis mutandis.

(d) The Conversion Price shall be adjusted in accordance with the following formula, if the Company issues new shares of common stock of the Company or disposes of the shares of common stock of the Company held by it, after the issuance of the Bonds with SARs, at the issue price below the current market price of its shares of common stock. In the following formula, the "Number of issued shares" means the total number of shares of common stock of the Company already issued (but excluding those held by the Company).

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of issued or disposed shares} \times \text{Issue price per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of issued or disposed shares}}$$

The Conversion Price will also be appropriately adjusted in case of a stock split or consolidation of the shares of common stock of the Company, an issue of stock acquisition rights (including stock acquisition rights incorporated in bonds with stock acquisition rights) to acquire the shares of common stock of the Company at the price below the current market price of the shares of common stock of the Company or in certain other cases.

(7) Period in which the SAR is exercisable	From October 20, 2006 up to the close of banking business in London on October 5, 2008, or (i) if the Bond shall have been called for redemption at the option of the Company pursuant to 5(6)(a) above, then up to the business day immediately preceding the date fixed for redemption thereof, (ii) if the Bond shall have been called for redemption at the option of the Bondholders pursuant to 5(6)(b) above, then up to the close of business on the business day immediately preceding the day on which the relevant notice of redemption is deposited at the Agent set forth in 5(10) above, (iii) if the Bond shall be purchased and cancelled pursuant to 5(8)

	above, then up to the time when such Bond is so cancelled by the Company, or (iv) if the Bond shall become due and repayable pursuant to 5(12) above, then up to the time when such Bond becomes so due and repayable; provided that in no event shall the SAR be exercised after the close of banking business in London on October 5, 2008.
(8) Other conditions precedent to the exercise of the SAR	No SAR may be exercised in part only.
(9) Validity of the exercise of the SAR	The request for the exercise of the SARs shall be deemed to have been made at 23:59 hours (London time) (being the next calendar day in Japan) on the date on which the Bond Certificate and any other documents required for the exercise of the SARs are deposited with the Agent set forth in 5(10) above, and all other conditions precedent to the exercise of the SARs are fulfilled, and accordingly the exercise of the SARs shall become effective at such time.
(10) Purchase of shares constituting less than one unit resulting from the exercise of SARs	In the event shares constituting less than one unit accrue due to the exercise of the SAR, the Company shall deem that the option to request for the purchase of shares constituting less than one unit under the Company Law has been exercised and make adjustments by cash.
(11) The amount of stated capital and additional paid-in capital increased by the issuance of shares upon the exercise of the SARs	The amount of stated capital increased by the issuance of shares upon exercise of the SAR shall be the amount obtained by multiplying the maximum increased amount of stated capital calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations by 0.5, with any fraction of less than one yen being rounded up in case such fraction accrues as a result of such

calculation. The amount of additional paid-in capital increased shall be the amount obtained by subtracting the amount of stated capital increased from the maximum increased amount of stated capital.

7. Supplementary conditions

(1) Gross up

If the Company is required by law to withhold or deduct any present or future taxes imposed or levied by the Japanese Government or other tax authority in Japan in respect of any payment of the Bonds, excluding certain cases, it shall pay additional amounts as may be necessary in order to make the net amounts received by the Bondholders after such withholding or deduction to be equal to the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction.

(2) Negative pledge

So long as any of the Bonds with SARs remains outstanding, neither the Company nor any Principal Subsidiary (as defined in the terms and conditions of the Bonds with SARs) will create or permit to subsist any mortgage, pledge or other security interest for the benefit of the holders of any Securities (as defined below) upon the whole or any part of its property, assets or revenue, present or future, to secure (i) payment of any sum due in respect of any Securities, (ii) any payment under any guarantee of any Securities or (iii) any payment under any indemnity or other like obligation in respect of Securities, without in any such case at the same time according to the Bonds with SARs (x) the same security as is granted to such Securities, guarantee, indemnity or other like obligation or (y) such other security or guarantee as the Bondholders may in its absolute

discretion deem to be not materially less beneficial to the Bondholders.

For these purposes, "Securities" shall mean any bonds, debentures, notes or other similar securities of any person with a stated maturity of more than one year from the creation thereof and which (a) either are by their terms payable, or confer a right to receive payment, in any currency other than yen, or are denominated in yen and more than 50 per cent. of the aggregate principal amount thereof is initially distributed outside Japan by or with the authorisation of the Company and (b) are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter market or other similar securities market outside Japan.

8.	Governing law	English Law
9.	Place of issuance	London, the United Kingdom
10.	Offering method	The entire amount shall be allotted to Deutsche Bank AG London by third-party allotment method.
11.	Listing	Not applicable.
12.	Custodians of the SARs	Deutsche Bank AG London
13.	Other matters	No stabilising operations shall be conducted with respect to the shares of the Company.

(Reference)

1. Use of Capital

(1) Use of Newly Raised Capital

Proceeds are to be used primarily for the repayment of existing interest-bearing debts and for the Company's working capital for its general business.

(2) Change of Use of Previously Raised Capital

Not applicable.

(3) Effects on Forecast Results

No change from the forecasts of results released on May 19, 2006.

2. Dividends to Shareholders, etc.

(1) Basic Policy Concerning Dividends

The fundamental thinking underlying the Company's policy concerning dividends is that one of the most important policies of management is to return profits to shareholders. While giving due consideration on its dividend payout in accordance with growth in the Company's results and, at the same time, enhancing retained earnings to strengthen the Company's core business, the Company maintains an aggressive stance in distributing profits to shareholders.

(2) Policy for Determining Dividends

Dividends are determined in line with the policy outlined above.

(3) Use of Retained Earnings

The Company will use retained earnings to strengthen its core business and invest effectively in the development of its operations in the future, as well as enhancing the efficiency of its investments in a medium- and long-term perspective such as by acquiring shares of its stock.

(4) Dividends for the Last Three Fiscal Periods

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Current Net Income per Share	29.19 yen	37.53 yen	-225.75 yen
Dividend per Share	3.00 yen	5.00 yen	- yen
Actual Dividend Ratio	10.3 %	13.3 %	- %
Return on Shareholders' Equity	2.8 %	3.5 %	- %
Dividend to Shareholders' Equity Ratio	0.3 %	0.6 %	- %

Notes:

1. Return on shareholders' equity is the number obtained by dividing the current net income of the applicable fiscal year by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).
2. Dividend to shareholders' equity ratio is the number obtained by dividing the aggregate amount of dividends for the fiscal year by shareholders' equity (average of total capital as of the beginning of the fiscal year and total capital as of the end of the fiscal year).

(5) Details of Equity Financing Conducted Over the Last Three Years

(a) Equity Financings

Type of Issue	Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights)	Zero Coupon Convertible Bonds due 2009 (bonds with stock acquisition rights)	Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)
Issue Amount	7.5 billion yen	12.5 billion yen	11.5 billion yen
Issue Date	November 4, 2003	May 27, 2004	October 22, 2004
Conversion Price	665.0 yen	611.7 yen	767 yen

Type of Issue	Class A Warrants (stock acquisition rights)	Class B Warrants (stock acquisition rights)	Class A Warrants - Series II (stock acquisition rights)	Class B Warrants - Series II (stock acquisition rights)
Issue Amount	520 million yen	140 million yen	340 million yen	80 million yen
Issue Date	September 22, 2004	September 22, 2004	January 14, 2005	January 14, 2005
Total Number of Warrants Issued	28,699	14,720	21,097	10,822
Exercise Price	591 yen	1,015.2 yen	711 yen	924 yen
Number of Shares to be Issued	100 shares per warrant	100 shares per warrant	100 shares per warrant	100 shares per warrant

(b) Movement in Share Price, etc. for the Last Three Fiscal Years and as at the Time Immediately Prior to Issue

	Year ending March 31, 2004	Year ending March 31, 2005	Year ending March 31, 2006	Year ending March 31, 2007
Opening Price	255 yen	715 yen	860 yen	540 yen
High	778 yen	975 yen	904 yen	615 yen
Low	251 yen	538 yen	465 yen	342 yen
Closing Price	705 yen	899 yen	517 yen	366 yen
Price-Earnings Ratio	24.2	24.0	--	--

Notes:

1. Price data for the year ending March 31, 2007 is as of October 3, 2006.
2. The price-earnings ratio is the number obtained by dividing the share price (closing price) as of the end of the applicable fiscal year by the net income per share for the given period.

3. Other

(1) Information Concerning Dilution due to Latent Stocks, etc.

Taking into account the Bonds with SARs to be issued in this offering, as of September 30, 2006, the ratio of the number of latent stocks to the total number of shares of the Company already issued and outstanding is expected to be 27.59% (of which 12.14% is related to the Bonds with SARs to be issued in this offering) in case the Bonds with SARs to be issued in this offering is converted at the initial Conversion Price.

Note: The ratio of the number of latent stocks is the number obtained by dividing the sum of the number of shares to be issued in case all the stock acquisition rights already issued and outstanding are exercised and the number of shares to be issued in case all the SARs of the Floating Rate Convertible Bonds due 2008 to be issued in this offering are exercised (latent stocks) by the sum of the total number of shares of the Company already issued and outstanding (114,107,446 shares) and the number of latent stocks. The ratio of the number of latent stocks in case all the SARs of the Bonds with SARs to be issued in this offering is exercised at the Ceiling Conversion Price is 24.54% (of which 8.43% is related to the Bonds with SARs to be issued in this offering), and the ratio of the number of latent stocks in case of exercise of the SARs at the Floor Conversion Price is 32.99% (of which 18.69% is related to the Bonds with SARs to be issued in this offering).

(2) Outline of Party Expected to Subscribe

Name of Party Expected to Subscribe		Deutsche Bank AG London
Bonds with Stock Acquisition Rights to be Allotted (principal amount)		7,000,000,000 yen
Issue Price		7,000,000,000 yen
Particulars of Party Expected to Subscribe	Address	Winchester House, 1 Great Winchester Street, London EC2N2DB, England, UK
	Name of Representative	Josef Ackermann
	Amount of Share Capital	1,330 million euro
	Substance of Business	Banking
	Major Shareholder and Ratio of Shareholding	Not applicable
Relationship with the Company	Investment Relations	Number of shares of the Company held by the party expected to subscribe: 720,000 shares Number of shares of the party expected to subscribe held by the Company: None
	Business Connection, etc.	Not applicable
	Personnel Connection, etc.	Not applicable

Note: With respect to the investment relations, the description set out above is as of September 28, 2006.

(3) Other

Deutsche Bank AG London, the party expected to subscribe, is not scheduled to engage in any borrowing of shares for the purpose of settlement of short sales in relation to this offering, other than selling, etc. of the shares which are of the same name as that of the shares to be acquired as a result of exercising the SARs incorporated in the Bonds with SARs up to the number of shares to be acquired upon such exercise.

File Number: 82-4664

(Translation)

October 19, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance
and IR Headquarters
Tel.: (075) 321-6161

Announcement Regarding Cancellation of Issuance of
Floating Rate Convertible Bonds due 2008
(bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

With respect to the issuance of Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds") by third-party allotment resolved at the meeting of the Board of Directors held on October 3, 2006 (proposed date of issuance of the Bonds: October 19, 2006, estimated aggregate amount of the Bonds: ¥7,000,000,000), it is necessary to confirm the effect on such issuance because the Japanese Institute of Certified Public Accountants directed practical guideline of "Audit Treatment of the Allowance for Loss from Interest Repayment Claims Recognized by Consumer Finance Companies, etc." Therefore, the Company hereby announces to have resolved to cease such issuance at the meeting of the Board of Directors held today.

File Number: 82-4664

(Translation)

November 6, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance
and IR Headquarters
Tel.: (075) 321-6161

Announcement of Revisions to Forecast of Interim Business Results and Forecast of Year-end Dividends

The forecast of business results for the first six months of the fiscal year ending March 31, 2007 (April 1, 2006 through September 30, 2006), which was issued at the time of the announcement of financial statements on May 19, 2006, is hereby revised as follows, based upon trends of recent business results.

1. Revision to Forecast of Interim Business Results

(1) Revision to Forecast of Business Results for the Six Months Ended September 30, 2006 (April 1, 2006 through September 30, 2006)

(in millions of yen)

	Operating Revenues	Ordinary Income	Interim Net Income
Forecast (A) (as announced on May 19, 2006)	14,500	600	550
Revised forecast (B)	13,876	628	-14,291
Amount of increase/decrease (B-A)	-624	28	-14,841
Percentage of increase/decrease (%)	-4.3	4.7	—
(For reference: Non-consolidated basis) Actual results for comparable period of prior year (six months ended September 30, 2005)	10,510	3,303	-25,639
(For reference: Consolidated basis) Actual results for comparable period of prior year (six months ended September 30, 2005)	12,357	-13,146	-24,139

(Note) Our consolidated group consists of the Company alone, since the Company merged with a wholly-owned subsidiary by absorption effective as of April 1, 2006. However, figures both from the non-consolidated and consolidated financial statements for the same period of the year before are shown above for reference of comparison.

(2) Reasons for the Revision

In compliance with the "Audit Treatment of the Allowance for Loss from Interest Repayment Claims Recognized by Consumer Finance Companies, etc." published by the Japanese Institute of Certified Public Accountants on October 13, 2006, the Company has altered rules for the recognition of the provision for litigation loss and other related matters which the Company had applied until the end of the previous business year. As a result, for the six months ended September 30, 2006, the Company recorded provision for reserve for losses incurred in disputes over loans of 11,306 million yen under extraordinary loss as well as reversal of allowance for doubtful accounts of 2,487 million yen under extraordinary income. In consideration of the consequent loss of a substantial amount and a conservative outlook for future business results due to the amendment to laws relating to moneylending business being proposed, the Company has determined to write down the entire amount of deferred tax assets of 6,071 million yen.

These will result in recording net interim loss of 14,291 million yen, much below the initial forecast level.

The revised forecast of business results for the fiscal year ending March 31, 2007 (April 1, 2006 through March 31, 2007) is currently under our review and to be announced together with the actual interim business results in Semi-Annual Report Release for the Fiscal Year ending March 31, 2007 (scheduled on November 17, 2006).

2. Taking into account such reasons for the revision to the forecast of interim business results, we announce with deep regret for our shareholders that the year-end dividends, the forecast of which was issued at the time of the announcement of financial statements on May 19, 2006, will be canceled. We will strive to increase management efficiency and to improve our business performance in order to achieve resumption of dividends.

	Year-end	Annual
Forecast	5.00 yen	5.00 yen
Revised forecast	0.00 yen	0.00 yen
(For reference) Result for fiscal year ended March 31, 2006	0.00 yen	0.00 yen

* *The figures of the forecast of business results set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ from the projected figures.*

File Number: 82-4664

(Translation)

November 17, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance
and IR Headquarters
Tel.: (075) 321-6161

Announcement of Revisions to Forecast of Business Results for the Fiscal Year Ending March 31, 2007

The forecast of business results for the year ending March 31, 2007 (April 1, 2006 through March 31, 2007), which was issued at the time of the announcement of financial statements on May 19, 2006, is hereby revised as follows, based upon trends of recent business results.

1. Revision to Forecast of Consolidated Business Results for the Year Ending March 31, 2007

(1) Revision to Forecast of Consolidated Business Results for the Year Ending March 31, 2007 (April 1, 2006 through March 31, 2007)

(in millions of yen)

	Operating Revenues	Ordinary Income	Net Income
Forecast (A) (as announced on May 19, 2006)	30,200	2,400	2,300
Revised forecast (B)	26,500	1,200	-14,000
Amount of increase/decrease (B-A)	-3,700	-1,200	-16,300
Percentage of increase/decrease (%)	-12.3	-50.0	—
(For reference: Non-consolidated basis) Actual results for the prior year (year ended March 31, 2006)	22,655	7,000	-24,956
(For reference: Consolidated basis) Actual results for the prior year (year ended March 31, 2006)	25,573	-12,415	-23,456

(Note) Our consolidated group consists of the Company alone, since the Company merged with a wholly-owned subsidiary by absorption effective as of April 1, 2006. However, figures both from the non-consolidated and consolidated financial statements for the same period of the year before are shown above for reference of comparison.

(2) Reasons for the Revision

With revenue items, interest income on operating loans amounted to less than the initial plan. In addition, with expenses, the Company has altered rules for the recognition of the provision for litigation loss and other related matters which the Company had applied until the end of the previous business year, in compliance with the "Audit Treatment of the Allowance for Loss from Interest Repayment Claims Recognized by Consumer Finance Companies, etc." published by the Japanese Institute of Certified Public Accountants on October 13, 2006, and as a result, for the six months ended September 30, 2006, the Company recorded provision for reserve for losses incurred in disputes over loans of 11,306 million yen under extraordinary loss as well as reversal of allowance for doubtful accounts of 2,487 million yen under extraordinary income. Furthermore, based on a conservative outlook for future business results reflecting the amendment to laws relating to moneylending business, the Company wrote down deferred tax assets and recognized adjustment of income taxes of 6,071 million yen.
These factors led to the revision of our initial forecast of annual business results, which includes 3.7 billion yen down from the initial plan for operating revenues, 1.2 billion

yen down from the initial plan for ordinary income and 16.3 billion yen down from the initial plan for net income, totaling to renewed forecast of net loss of 14.0 billion yen.

* *The figures of the forecast of business results set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ from the projected figures.*

File Number: 82-4664

(Summary Translation)

Semi-Annual Report Release for the Fiscal Year ended March 31, 2007 (Non- Consolidated)

November 17, 2006

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Director and Head of Finance and IR Headquarters
Board Meeting Date: November 17, 2006
Unit Share System : Applicable
(100 shares per unit)

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto
Tel.: (075) 321-6161

1. **Business Results (April 1, 2006 through September 30, 2006)**

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2006	¥13,876 million (32.0%)	¥1,051 million (-60.5%)	¥628 million (-81.0%)
Six months ended September 30, 2005	¥10,510 million (22.7%)	¥2,659 million (158.9%)	¥3,303 million (86.1%)
Year ended March 31, 2006	¥22,655 million	¥6,027 million	¥7,000 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2006	-¥14,290 million (– %)	-¥130.04	¥ –
Six months ended September 30, 2005	-¥25,639 million (– %)	-¥230.56	¥ –
Year ended March 31, 2006	-¥24,956 million	-¥225.75	¥ –

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2006: – million yen
   Six months ended September 30, 2005: – million yen
   Year ended March 31, 2006: – million yen
2. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2006: 109,890,971 shares
   Six months ended September 30, 2005: 111,208,445 shares
   Year ended March 31, 2006: 110,551,675 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the interim period of the preceding year.*

(2) Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2006	¥205,465 million	¥70,181 million	34.2%	¥638.65
Six months ended September 30, 2005	¥258,732 million	¥83,788 million	32.4%	¥762.46
Year ended March 31, 2006	¥256,498 million	¥84,493 million	32.9%	¥768.89

(Note)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2006: 109,890,906 shares
   Six months ended September 30, 2005: 109,891,481 shares
   Year ended March 31, 2006: 109,891,119 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2006: 4,216,540 shares
   Six months ended September 30, 2005: 4,215,965 shares
   Year ended March 31, 2006: 4,216,327 shares

(3) Statement of Cash Flow

(rounded down to the nearest one million yen)

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2006	¥8,690 million	-¥569 million	-¥18,775 million	¥25,319 million
Six months ended September 30, 2005	¥ –	¥ –	¥ –	¥ –
Year ended March 31, 2006	¥ –	¥ –	¥ –	¥ –

(Note) The consolidated financial statements had been prepared up to the year ended March 31, 2006. However, because the Company merged with its subsidiary, the consolidated financial statements are not prepared from this period. Therefore, the statement of cash flow in the non-consolidated financial statements has been described from this period.

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Annual	¥26,500 million	¥1,200 million	-¥14,000 million

(Reference)
Estimated net income per share (annual): -127.40 yen

3. Statement of Dividend

Cash Dividend

	Dividend per Share		
	Interim	Year End	Annual
Year ended March 31, 2006	¥0	¥0	¥0
Year ended March 31, 2007 (actual)	¥0	¥ –	
Year ended March 31, 2007 (forecast)	¥ –	¥0	¥0

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors.*

The actual figures of the results may differ due to factors such as changes in business conditions.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Report

An Extraordinary Report regarding issuance of Floating Rate Convertible Bonds due 2008 (bonds with stock acquisition rights) dated October 4, 2006, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and sections 1 and 2-1 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc., and an amendment thereto dated October 19, 2006, prepared in accordance with section 5 of Article 24-5 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network).